Danielle M. Lauzon 617.570.1955 dlauzon@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 27, 2014

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

ProQR Therapeutics B.V.

Darwinweg 24,

2333 CR Leiden, The Netherlands

Attn: Daniel de Boer

Telephone: +31 (0)85 4 89 49 32

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	ProQR Therapeutics B.V.
Registration Statement on Form F-1
Filed on August 14, 2014
File No. 333-198151

Dear Mr. Riedler:

Rule 83 Confidential Treatment Request by ProQR Therapeutics B.V.

This letter is being supplementally furnished on behalf of ProQR Therapeutics B.V. (the “Company”) with respect to the Company’s Registration Statement on Form F-1 (File No. 333-198151) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2014. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of share compensation and certain other matters, the Company supplementally advises the Staff that the managing underwriters in the

United States Securities and Exchange Commission

August 27, 2014

Company’s initial public offering have communicated to the Company an estimated price range for the Company’s ordinary shares of between €[***] to €[***] ($[***] and $[***] based on an exchange rate of €1.00 = $1.33 as of August 22, 2014) per share. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering as contemplated by the Registration Statement (the “offering”), the Company and the underwriters have not yet finally agreed to a price range for the offering or the total offering size. Accordingly, the information in this letter that the Company is supplementally providing to the Staff is preliminary and for illustrative purposes only and may differ in the actual preliminary prospectus for the offering. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

ProQR Therapeutics B.V. respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to Daniel de Boer, Chief Executive Officer, ProQR Therapeutics B.V., Darwinweg 24, 2333 CR Leiden, The Netherlands, before it permits any disclosure of the bracketed information in this letter.

To further assist the Staff in its valuation of share compensation and certain other matters, the Company wishes to set forth below additional information regarding the determination of the estimated price range. In addition, the Company respectfully submits to the Staff below explanations for the difference between the estimated price range and €309.50, the fair value of an ordinary share as of June 30, 2014, the date of the most recent grant of share options by the Company’s supervisory board. All prices presented are before (i) the expected split of the ordinary shares, including converted preferred shares and (ii) the expected issuance of a share dividend to the Company’s existing shareholders in the form of such number of additional ordinary shares as will be determined by the Company’s management board or by a committee thereof designated for such purpose, and which will be issued in proportion to those shareholders’ respective shareholdings, both of which will occur upon or prior to completion of the offering

As is typical in initial public offerings, the estimated price range was not derived using a formal determination of fair value, but was determined primarily by negotiation between the Company and the managing underwriters. Among the factors that were considered in setting the estimated price range were the following:

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded ordinary shares of generally comparable companies;

FOIA CONFIDENTIAL TREATMENT REQUESTED

United States Securities and Exchange Commission

August 27, 2014

•	an analysis of valuation ranges in initial public offerings for generally comparable companies in the Company’s industry during the past year, including a number of recently completed initial public offerings that priced at the top of, or above, their respective price range;

•	the recent performance of initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	the Company’s financial position.

In particular, the estimated price range was based on the managing underwriters’ estimate of the Company’s equity trading value after the offering, based on a multiple of the Company’s expected revenues.

In contrast to the underwriters’ valuation approach, the independent valuation report dated May 31, 2014 that was relied upon by the Company’s supervisory board in its determination of €309.50 as the fair value of an ordinary share on June 30, 2014, took into account an estimate of the Company’s enterprise value based on the prior sale of company stock method, and also took into account an allocation of that value to each element of the Company’s capital structure using the hybrid method, as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-Based Compensation” beginning on page 62 of the Registration Statement and as outlined in the 2004 and 2011 AICPA Practice Aid. The June 30, 2014 fair value of an ordinary share was based on the May 31, 2014 valuation report, as no material events that could give rise to a different fair value occurred between June 1, 2014 and June 30, 2014.

The underwriters’ valuation and the Company’s valuation rely on the selection of comparable public companies. While there is overlap in this selection, there are differences as well. The Company, working with an independent valuation expert, chose comparable companies based on industry, considering only those companies that provide RNA-based therapeutics. The underwriters, however, also considered a larger group by including general biotech companies as well. The Company excluded candidates which are substantially larger than the Company, whereas the underwriters did not use size as a criterion for selecting comparable companies. In preparing an estimated price range, the underwriters considered initial public offerings that were completed after June 30, 2014. This information could not have been included in the valuation set by the Company as of June 30, 2014.

The Company believes that the difference between the values estimated by the Company and the underwriters is a result of the differences in valuation methodology described above and

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August 27, 2014

of the following factors, including those that have contributed to the increase in the fair value of the Company’s ordinary shares from June 2014 through August 2014:

•	Increased probability of an initial public offering. The Company determined the fair value of its ordinary shares using a hybrid method, which considers probability-weighted scenarios, in which the Company weighted the probabilities of possible future-event scenarios to determine the enterprise value of the Company. As the Company made progress towards an initial public offering, the Company estimated the probability of an initial public offering of 60% as of June 30, 2014. In contrast, the estimated price range assumes the completion of an initial public offering.

•	Increased value and liquidity of the ordinary shares as a public company. The completion of an initial public offering increases the value of an issuer’s ordinary shares as a result of the increase in the liquidity and the ability to trade such securities in the public market. Accordingly, the estimated price range excludes any discounts for lack of marketability for the Company’s ordinary shares. By contrast, the valuations as of June 30, 2014 included a marketability discount of 17-25% based on the different expected scenarios assumed.

•	Market improvement. Equity markets in general have improved recently, resulting in an increase in the Company’s market comparables. For example, in the period from June 30, 2014 to August 20, 2014, the NASDAQ Biotechnology index (stock market index made up of securities of NASDAQ-listed companies classified as either Biotechnology or Pharmaceuticals) increased by approximately 3.8%.

•	Conversion of preferred shares. The estimated price range necessarily assumes that all of the shares of the Company’s preferred shares have converted into ordinary shares in connection with the initial public offering. In contrast, the Company’s holders of preferred shares had, and will have until the completion of the initial public offering, substantial economic rights and preferences over holders of the Company’s ordinary shares, which were appropriate to consider in determining fair value as of June 30, 2014 and in prior periods.

•	Substantially enhanced balance sheet and financial resources. The proceeds of a successful initial public offering would substantially strengthen the Company’s balance sheet by increasing the Company’s cash position. Additionally, the completion of this offering would provide the Company with access to the public debt and equity markets. These projected improvements in the Company’s financial position influenced the increased ordinary shares valuation indicated by the estimated price range and are not included in determining fair value as of June 30, 2014 and in prior periods.

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August 27, 2014

In addition, since June 30, 2014, the Company has had several developments in its business and in its communications with the underwriters, each of which has a positive impact on the fair value of its ordinary shares, including:

•	on July 11, 2014, the Company confidentially submitted a draft registration statement with the Commission, evidencing continued progress towards completion of the Company’s initial public offering;

•	on July 10, 2014 the Company successfully completed the set-up of an Elisa validation assay at an external, certified laboratory. This milestone allows the Company to analyze quantitatively QR-010 levels in tissue in its pre-clinical study, a necessary measurement to complete the Company’s Investigational New Drug, or IND, application to initiate its planned clinical study;

•	on July 11, 2014 the Company successfully finalized fill and finish of a GMP clinical batch. This milestone will enable the Company to obtain the drug product that is needed to enroll a clinical study. The Company believes that the ability to enroll a first clinical study is a major value inflection point;

•	on July 21, 2014 the Company completed its clinical trial protocol, providing the basis for the clinical development of QR-010, its lead program, in line with its projected timelines;

•	on July 22, 2014 the Company completed in vitro testing of a nebulizer device and selected a device for use in clinical studies. Completion of this milestone was a prerequisite for allowing the Company to start its first clinical study, since the generated data is needed for purposes of the IND application and the device is needed to administer the drug in patients during the study;

•	on July 25, 2014 the Company completed GLP toxicology studies. The data generated in this pre-clinical safety study is a pre-requisite for filing an IND application to allow the Company to start a clinical trial;

•	on August 1, 2014 the Company entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., a subsidiary of the Cystic Fibrosis Foundation. The Company believes that this agreement implies a validation of its lead program by an important party in the cystic fibrosis field and provided US$ 3 million in financial support towards the Company’s clinical development program;

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August 27, 2014

•	on August 14, 2014, the Company publicly filed the Registration Statement with the Commission, evidencing continued progress towards completion of the Company’s initial public offering;

•	the underwriters have informed the Company that they expect to apply a higher multiple to the Company’s forecasted revenue to estimate the Company’s equity trading value, based on the current market conditions; and

•	the underwriters have informed the Company that their estimate of the Company’s estimated equity trading value would consider the Company’s projected revenue for fiscal year 2015, in addition to the projections for fiscal year 2014 that were used in the underwriters’ prior estimates.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the bracketed contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

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FOIA CONFIDENTIAL TREATMENT REQUESTED

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August 27, 2014

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/ Danielle M. Lauzon

Danielle M. Lauzon

Enclosures

cc:	Daniel de Boer, ProQR Therapeutics B.V.
René Beukema, ProQR Therapeutics B.V.
Mitchell S. Bloom, Goodwin Procter LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED